

December 13, 2013

Via E-mail
Shahzad Ahmed
President and Chief Executive Officer
Universal Movers Corporation
125 Beech Hall Road
London, Greater London E4 9NN, UK

> **Re:** **Universal Movers Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 26, 2013**
> **File No. 333-191904**

Dear Mr. Ahmed:

We have reviewed your responses to the comments in our letter dated November 21, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. Please update the financial statements, if necessary, to comply with Rule 8-08 of Regulation S-X.

2. A currently dated consent of the independent registered public accountant should be included as an exhibit to any future amendments to the Form S-1 registration statement.

Prospectus Summary, page 5

3. We note your response to our prior comment 7 and reissue in part. Consistent with your disclosure on page 8 and elsewhere, please disclose in the summary that you require a minimum of $45,000 to implement your business plan over the next 12 months.

4. We note your response to our prior comment 8. Consistent with your disclosure on page 20, please clarify on page 8 that Mr. Ahmend has no legal obligation to loan you the funds for use to continue keeping your reporting status and that there is no guarantee he will do so.

<u>Risk Factors, page 8</u>

<u>It may not be possible for you to have adequate internal controls, page 9</u>

5. Please revise this subheading, as it currently says it may not be possible for "you" to have adequate internal controls.

<u>We intend to become subject to the periodic reporting requirements, page 11</u>

6. We note your response to our prior comment 14 and reissue in part. Please provide support for your belief that you will be able to absorb the additional costs of being a public company once you start making revenue and address any risk of the ability of your company to absorb such costs.

<u>Description of Business, page 20</u>

7. We note your response to our prior comment 16. Please clarify what you mean that so far Mr. Ahmed has agreed to loan us the funds "till we don't start to make revenue."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: <u>via-email</u>
        Thomas E. Puzzo, Esq.